

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Christopher J. Bruno
Chief Executive Officer & President
RSE Innovation, LLC
446 Broadway, 2nd Floor
New York, NY 10013

>           **Re:  RSE Innovation, LLC**
>                 **Offering Statement on Form 1-A**
>                 **Post-Qualification Amendment No. 10**
>                 **Filed February 9, 2024**
>                 **File No. 024-11612**

Dear Christopher J. Bruno:

   We have reviewed your amendment and have the following comment(s).

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 10 Filed February 9, 2024

Management
Responsibilities of the Asset Manager, page 77

1.   We note your revised disclosure on page 77. Please revise to disclose that pursuant to the Asset Management Agreement, Domain X must pre-approve any sale, transfer, or conveyance of the asset(s). Additionally, please revise to disclose what would happen in a scenario where RSE wants to sell, transfer, or convey the asset(s), but Domain X does not. Finally, please add risk factor disclosure that addresses the related risks, including an explanation of Domain X's level of control over the asset(s) it manages and the potential risk(s) to investors.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Lori Metrock